Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

February 28, 2025

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Morris

Re:	Volato Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 31, 2024
File No. 001-41104

Dear Mr. Morris:

This response letter (this “Response”) is submitted on behalf of Volato Group, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Heinen, dated February 10, 2025 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to its preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the SEC on December 31, 2024. The Company is concurrently submitting a second amendment to the Proxy Statement (“Amendment No. 2”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 2.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Revised Proxy Statement filed on January 27, 2025

Potential Consequences if This Proposal is Approved, page 11

1.	We note your response to prior comment 2. Please disclose the percentage ownership that the buyer would hold if the cap is waived and the full amount of shares are purchased.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission
Division of Corporate Finance
February 28, 2025

Response: In response to the Staff’s comment, we respectfully advise the staff that each 10% original issue discount senior unsecured convertible promissory note (collectively, the “Notes”) expressly prohibits the Company from effecting any conversion of a Note, and the Selling Stockholder does not have the right to convert any Note, to the extent that after giving effect to such conversion, the Selling Stockholder (together with its affiliated parties) collectively would beneficially own in excess of 4.99% of the shares of the Common Stock outstanding immediately after giving effect to the conversion. Any such conversion would be null and void and treated as if never made. This beneficial ownership limitation, subject to certain conditions, could be adjusted up to 9.99% upon 61 days prior written notice by the Selling Stockholder, which has not occurred.

The Company respectfully advises the Staff that it believes disclosing a hypothetical percentage of shares that would be held, if the Notes, including Notes that have not yet been issued and may never be issued, were fully converted would be misleading in the Proxy Statement and is inconsistent with the governing documents for the transaction. The SEC has long recognized that conversion caps identical to those in the Notes are legally binding and deny an investor the ability to acquire more than 4.99% or 9.99%, as the case may be, of the underlying equity securities of the issuer and affirm that the investor is not, by virtue of its ownership of convertible securities, the beneficial owner of equity securities in excess of the applicable conversion cap(s). Although the Beneficial Ownership Limitation is waivable with 61 days prior written notice, no such notice has been delivered and the parties have no intention of waiving the Beneficial Ownership Limitation.

The material terms of the transaction documents, including the Notes, are accurately described in the Proxy Statement, including under the heading “The Selling Stockholder Transactions.” The Proxy Statement also includes disclosure regarding the Beneficial Ownership Limitation and the Selling Stockholder’s beneficial ownership is disclosed in accordance with SEC rules and guidance. Adding speculative disclosure as to the theoretical beneficial ownership of the Selling Stockholder necessitates that the Company ignore the express terms of the Notes and doing so would be misleading in this Proxy Statement, and would not aid an investor in understanding the underlying terms of the transactions. In the event that the Beneficial Ownership Limitation was waived, the Company would deem that to be a material event which it would disclose to stockholders in a Current Report on Form 8-K.

2.	We note your response to prior comment 4. However, please revise to provide illustrative examples showing the extent of the dilutive impact of issuances under the securities purchase agreement.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 11 through 13 of Amendment No. 2.

Potential Consequences if This Proposal is Not Approved, page 11

3.	We note your response to prior comment 5. Please disclose whether you currently expect to be able to make the amortization and interest payments that would be due if the proposal were not approved.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 13 of Amendment No. 2.

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California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission
Division of Corporate Finance
February 28, 2025

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 2. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mark Heinen
Chief Financial Officer
Volato Group, Inc.

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